UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Bainum, Stewart
   10750 Columbia Pike
   Silver Spring, MD  20901
2. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc.
   CHH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/31/98Common
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |4/29/9|A(1)|1,815             |A  |N/A        |6,539              |D     |                           |
                             |8     |    |                  |   |           |                   |      |                           |
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       "          "          |--    |--  |--                |-- |--         |3,906,542          |I     |Note 2                     |
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       "          "          |--    |--  |--                |-- |--         |101,012            |I     |Note 3                     |
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       "          "          |--    |--  |--                |-- |--         |798,711            |I     |Note 4                     |
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       "          "          |--    |--  |--                |-- |--         |936,925            |I     |Note 5                     |
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       "          "          |--    |--  |--                |-- |--         |1,163,409          |I     |Note 6                     |
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       "          "          |--    |--  |--                |-- |--         |157,084            |I     |Note 7                     |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Option (Rig|$16.5313|11/29|A   |1,000      |A  |Note |4/29/|Common Stock|1,000  |       |19,468      |D  |            |
ht to Buy)              |        |/98  |    |           |   |8    |03   |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Restricted stock granted under the Non-Employee Director Stock Compensation Plan. Such shares vest in three equal annual installments beginning on 4/29/99.
Note 2: Owned by the Stewart Bainum Declaration of Trust dated May 23, 1995 (the "SB Trust"), the sole trustee of which is Mr.
Bainum.
Note 3:  The proportionate interest of the SB Trust (500 shares) and the Jane
L. Bainum Declaration of Trust dated
May 23, 1995 (the "JLB Trust") (512 shares) in shares (1,779,628) owned by Mid Pines Associates, L.P. in which each trust is a limited partner. Also includes the proportionate interest of the SB Trust and the JLB Trust in Edelblut
Partners, L.P., which is a limited partner in Mid Pines Associates, L.P. (100,000) shares.
Note 4:  Shares owned by the JLB Trust, the sole trustee of which is Jane
Bainum.
Note 5: Liquidation preference (as of 12/31/98) of limited partnership interest of the SB Trust in Bainum Associates
Limited
Partnership.
Note 6: Liquidation preference (as of 12/31/98) of limited partnership interest of the SB Trust in MC Investments
Limited
Partnership.
Note 7: Represents the proportionate interests of shares owned by Realty Investment Company, Inc., a real estate investment and management company, of which the SB Trust and JLB Trust are non-controlling shareholders.
Note 8: Granted under the Non-Employee Director Stock Option and Deferred Compensation Stock Purchase Plan.
Such options vest in three equal annual installments beginning on 4/29/00.